DECIBEL MEDIA, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2021

DECIBEL MEDIA, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2021
(unaudited)

		As of December 31, 2021
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	303,909
Accounts receivable, net		51,269
Prepaid expense		1,000
Total current assets		356,178
TOTAL ASSETS	$	356,178
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$	6,659
Accrued liabilities		158,370
Related party advances		10,073
Deferred revenue		100,000
Other current liabilities		9,773
Total current liabilities		284,875
NON-CURRENT LIABILITIES:		
Future equity obligations		424,995
Total non-current liabilities		424,995
Total liabilities		709,870
STOCKHOLDERS' DEFICIT		
Common stock, $0.00001 par value, 10,000,000 shares authorized 8,000,000 shares issued and outstanding as of December 31, 2021		80
Accumulated Deficit		(353,772)
Total stockholders' deficit		(353,692)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	356,178

DECIBEL MEDIA, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021
(unaudited)

		2021
Revenues	$	315,591
Cost of revenue		269,867
Gross profit		45,724
Operating expenses:		
Sales and marketing		57,550
General and administrative		342,034
Total operating expenses		399,584
LOSS FROM OPERATIONS		(353,860)
OTHER INCOME (EXPENSE)		
Credit card rewards		150
Interest expense		(62)
Total other income		88
NET LOSS	$	(353,772)

DECIBEL MEDIA, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2021
(unaudited)

| | Common stock | | Accumulated | Total Stockholders' |
	Shares	Amount	Deficit	Deficit
Balance at December 31, 2020	-	-	-	-
Issuance of common stock	8,000,000	$ 80	-	$ 80
Net loss	-	-	(353,772)	(353,772)
Balance at December 31, 2021	8,000,000	$ 80	$ (353,772)	$ (353,692)

DECIBEL MEDIA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021
(unaudited)

		2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(353,772)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(51,269)
Prepaid expense		(1,000)
Accounts payable		6,659
Accrued liabilities		158,370
Deferred revenues		100,000
Other liabilities		19,846
Net cash used in operating activities		(121,166)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common stock		80
Proceeds from issuance of future equity obligations		424,995
Net cash used in financing activities		425,075
NET CHANGE IN CASH AND CASH EQUIVALENTS		303,909
CASH AND CASH EQUIVALENTS - Beginning of year		-
CASH AND CASH EQUIVALENTS - End of year	$	303,909

DECIBEL MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Decibel Media, Inc. ("the Company") was incorporated on February 26, 2021 under the laws of the State of Delaware.

The Company manages a do-it-yourself audio ad buying platform that makes it easier for customers to make an ad and place it across a number of digital radio stations, streaming services, and podcasts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2021, management considers its accounts receivable as fully collectible and no allowance for doubtful accounts has been recorded.

Debt Issuance Costs

Costs incurred in connection with the issuance of the Company's debt have been recorded as a direct reduction against the debt and amortized over the life of the associated debt as a component of interest expense using the straight-line method.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. As of December 31, 2021, the Company deferred revenue pertaining to revenue collected but not yet earned amounted to $100,000, and is recognized as current liabilities in the balance sheet. The Company expects to recognize all deferred revenue in 2022.

NOTE 3 – OTHER CURRENT LIABILITIES

Other current liabilities as of December 31, 2021, consisted of the following:

Credit card payables		$ 5,685
Loan payable		
Principal	4,405	
Less: Debt issuance costs	(317)	
Loan payable, net	4,088	4,088
Other current liabilities		$ 9,773

NOTE 4 – FUTURE EQUITY OBLIGATIONS

During the year ended December 31, 2021, the Company entered into various SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company per the terms of the agreement. Each agreement is subject to a valuation cap of $5,500,000.

Per the terms of the SAFE Agreements entered into, if there is an equity financing before the instrument expires or is terminated, the company will automatically issue to the investors the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

If there is a liquidation event before the expiration or termination of the SAFE Agreement, the investor will at its option either: 1) receive a cash payment equal to the purchase amount or 2) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option.

Thereafter the SAFE Agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holder of the SAFE Agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock.

As of December 31, 2021, no SAFE Agreements were converted into equity, nor have any terminated or expired based on the terms of the agreements.

NOTE 5 – SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2021, the date of these financial statements, through January 7, 2022. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements,